SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Dated as of June 13, 1996 BELL CANADA and THE ROYAL TRUST COMPANY — COMPAGNIE TRUST ROYAL Trustee FORTY-SIXTH SUPPLEMENTAL TRUST INDENTURE

Table of Contents
SECTION		PAGE

	Recitals	1

ARTICLE ONE
INTERPRETATION

1.01	Part of Original Trust Indenture	3
1.02	Definitions	3

ARTICLE TWO
AMENDMENT OF ORIGINAL TRUST INDENTURE

2.01	Definitions in Original Trust Indenture	4
2.02	Execution of Supplemental Indentures	4

ARTICLE THREE
ISSUE OF SERIES EY DEBENTURES

3.01	Limit of Issue and Designation	5
3.02	Forms and Terms of Series EY Debentures	5
3.03	Indemnity in Respect of Canadian Withholding Taxes	6
3.04	Issue of Series EY Debentures	7
3.05	Notice to Series EY Debentureholders	8

ARTICLE FOUR
REDEMPTION AND PURCHASE OF SERIES EY DEBENTURES

4.01	Limitation on Redemption	9
4.02	Redemption for Taxation Purposes	9
4.03	Purchase of Series EY Debentures	9

ARTICLE FIVE
	SPECIAL COVENANT APPLICABLE TO SERIES EY DEBENTURES

5.01	Changes in Paying Agents	10

ARTICLE SIX
FORMS OF SERIES EY DEBENTURES

6.01	Form of Temporary Global Series EY Debenture	11
6.02	Form of Series EY Debenture	19

ARTICLE SEVEN
EXECUTION

7.01	Counterparts and Formal Date	25

THIS FORTY-SIXTH SUPPLEMENTAL TRUST INDENTURE made as of June 13, 1996

BETWEEN
BELL CANADA incorporated under the laws of Canada and having its registered office in the City of Montréal, in the Province of Québec, herein called the “Corporation”

OF THE FIRST PART

—and—

THE ROYAL TRUST COMPANY —COMPAGNIE TRUST ROYAL, a corporation governed by the Trust and Loan Companies Act (Canada) and having its head office in the City of Montréal in the Province of Québec, herein called the “Trustee”

OF THE SECOND PART

     WHEREAS under an indenture made as of July 1, 1976 between the Corporation and the Trustee (the “Original Trust Indenture”) the creation and issue of Debentures from time to time without limitation as to principal amount was provided for;

     AND WHEREAS by indentures supplemental to the Original Trust Indenture, the Corporation has issued or authorized for issue (U.S.) $60,000,000 principal amount of 8¾% Debentures, Series DB, Due 1986, $150,000,000 principal amount of 9.40% Debentures, Series DC, Due 2002, (U.S.) $100,000,000 principal amount of 7¾% Debentures, Series DD, Due 1987, $200,000,000 principal amount of 9.85% Debentures, Series DF, Due 2005, $175,000,000 principal amount of 11% Debentures, Series DG, Due 2004, $60,000,000 principal amount of 10 3/4% Debentures, Series DH, Due 1986, $200,000,000 principal amount of 10 1/2% Debentures, Series DI, Due 1985, $100,000,000 principal amount of 16% Debentures, Series DL, Due 1989, $125,000,000 principal amount of 13 7/8% Debentures, Series DM, Due 2000, $125,000,000 principal amount of 12.65% Debentures, Series DN, Due 2003, $125,000,000 principal amount of 12 1/4% Debentures, Series DO, Due 1997, $125,000,000 principal amount of 10 7/8% Debentures, Series DP, Due 2007, $50,000,000 principal amount of 10% Debentures, Series DQ, Due 1991, $150,000,000 principal amount of 9 3/8% Debentures, Series DR, Due 2006, $125,000,000 principal amount of 9.65% Debentures, Series DS, Due 2009, $125,000,000 principal amount of 9.65% Debentures, Series DT, Due 2009, $125,000,000 principal amount of 9.45% Debentures, Series DU, Due 2011, $125,000,000 principal amount of 10.50% Debentures, Series DV, Due 2009, $500,000,000 principal amount of 10.55% Debentures, Series DW, Due 2015, $500,000,000 principal amount of 10.50% Debentures, Series DX, Due 1998, $150,000,000 principal amount of 10 5/8% Debentures, Series DY, Due 1999, $500,000,000

principal amount of 11% Debentures, Series DZ, Due 2011, $500,000,000 principal amount of 10% Debentures, Series EA, Due 2000, $200,000,000 principal amount of 10 7/8% Debentures, Series EB, Due 2004, $500,000,000 principal amount of 10.35% Debentures, Series EC, Due 2009, $500,000,000 principal amount of 11.45% Debentures, Series ED, Due 2010, $125,000,000 principal amount of 12 3/8% Debentures, Series EE, Due 2000, $500,000,000 principal amount of 12.50% Debentures, Series EF, Due 1995, $500,000,000 principal amount of 10.75% Debentures, Series EG, Due 2021, $500,000,000 principal amount of 10% Debentures, Series EH, Due 2041, $150,000,000 principal amount of 9 3/8% Debentures, Series EI, Due 1996, $500,000,000 principal amount of 9.70% Debentures, Series EJ, Due 2032, $125,000,000 principal amount of 8 7/8% Debentures, Series EK, Due 1997, $500,000,000 principal amount of 9.50% Debentures, Series EM, Due 2002, $50,000,000 principal amount of 7.30% Debentures, Series EN, Due 1997, $500,000,000 principal amount of 9.25% Debentures, Series EO, Due 2053, $150,000,000 principal amount of 8% Debentures, Series EP, Due 1998, $500,000,000 principal amount of 7 7/8% Debentures, Series EQ, Due 1998, $500,000,000 principal amount of 8 1/2% Debentures, Series ER, Due 2003, (U.S.)$200,000,000 principal amount of 9.50% Debentures, Series ES, Due 2010, $500,000,000 principal amount of 9.20% Debentures, Series ET, Due 1999, $500,000,000 principal amount of 10% Debentures, Series EU, Due 2054, $500,000,000 principal amount of 9 3/8% Debentures, Series EV, Due 1999, $500,000,000 principal amount of 8.80% Debentures, Series EW, Due 2005 and $500,000,000 principal amount of 8 1/2% Debentures, Series EX, Due 2000;

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, section 2.04 thereof, the directors of the Corporation have authorized the creation and issue of additional Debentures thereunder upon the terms set forth in this Forty-Sixth Supplemental Trust Indenture;

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture, and, in particular, section 10.01 (i) thereof, it is desirable to amend the Original Trust Indenture for purposes not inconsistent with the terms thereof;

     AND WHEREAS all things necessary have been done and performed to authorize the execution of this Forty-Sixth Supplemental Trust Indenture, to make the same effective and binding upon the Corporation and to make the additional Debentures when certified by the Trustee and issued as provided in this Forty-Sixth Supplemental Trust Indenture valid, binding and legal obligations of the Corporation with the benefits and subject to the terms of the Original Trust Indenture and this Forty-Sixth Supplemental Trust Indenture.

     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

SECTION 1.01
ARTICLE ONE Interpretation

     SECTION 1.01. Part of Original Trust Indenture. The Original Trust Indenture is a part of this Forty-Sixth Supplemental Trust Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Forty-Sixth Supplemental Trust Indenture, unless there is something in the subject or context inconsistent therewith, the expressions herein contained shall have the same meaning as corresponding expressions in the Original Trust Indenture. All the provisions of the Original Trust Indenture, except only so far as the same may be inconsistent with the express provisions of this Forty-Sixth Supplemental Trust Indenture, shall apply to and shall have effect in connection with this Forty-Sixth Supplemental Trust Indenture.

     Solely for purposes of the incorporation by reference herein of the Original Trust Indenture (i) the word “Company” defined in section 1.01 of the Original Trust Indenture shall be replaced by the word “Corporation” and (ii) whenever the word “Company” appears in the Original Trust Indenture, it shall be read as a reference to the word “Corporation”.

     SECTION 1.02. Definitions. In this Forty-Sixth Supplemental Trust Indenture, unless there is something in the subject matter or context inconsistent therewith:

           “7¼% Debentures, Series EY, Due 2001” and “Series EY Debentures” mean the $500,000,000 aggregate principal amount of 7¼% Debentures, Series EY, Due 2001 referred to in section 3.01 hereof, including Debentures issued in substitution for any such Debentures; and “coupons” means the interest coupons attached or appertaining to the Series EY Debentures.

          “Principal Paying Agent” means the paying agent designated as such by the Corporation.

          “Tax Indemnity” has the meaning attributed thereto in subsection 3.03 (2) hereof.

          “Temporary Global Debenture” with respect to the $150,000,000 aggregate principal amount of Series EY Debentures which may forthwith be issued in accordance with section 3.04 hereof means the interim global Series EY Debenture set forth in Article Six and with respect to the $350,000,000 aggregate principal amount of Series EY Debentures which may from time to time be issued in accordance with section 3.04 hereof means an interim global Series EY
          Debenture in such form as may be approved by the Corporation and the Trustee.

SECTION 2.01
ARTICLE TWO Amendment of Original Trust Indenture

SECTION 2.01. Definitions in Original Trust Indenture.

     (1) Section 1.01 of the Original Trust Indenture is hereby amended by deleting the definition of “certified resolution” and by replacing the same with the following:

      “certified resolution” means a copy of a resolution certified by the secretary or an assistant secretary of the Company under its corporate seal to have been duly passed by the directors and to be in full force and effect on the date of such certification and also means a certificate or writing of any officer of the Company certified by the secretary or an assistant secretary of the Company under its corporate seal to have been duly made by the officer and to be in full force and effect on the date of such certification;

     (2) Section 1.01 of the Original Trust Indenture is further amended by deleting the definition of “director” and by replacing the same with the following: “director” means a director or officer of the Company for the time being, and reference without more to action by the directors means action by the directors of the Company as a board or, whenever duly empowered, action by an officer of the Company or action by or a resolution of any committee of the board;

     SECTION 2.02. Execution of Supplemental Indentures. Section 10.01 of the Original Trust Indenture is hereby amended by deleting the words within the parenthesis in the second line thereof and by replacing the same with “(when authorized by its directors)”.

SECTION 3.01
ARTICLE THREE Issue of Series EY Debentures

     SECTION 3.01. Limit of Issue and Designation. A series of Debentures is hereby created and authorized to be issued pursuant to the Original Trust Indenture consisting of and limited to $500,000,000 principal amount in lawful money of Canada and hereby designated “7¼% Debentures, Series EY, Due 2001”.

SECTION 3.02. Forms and Terms of Series EY Debentures.

     (1) The Series EY Debentures shall be issuable as coupon Debentures in bearer form only in the denominations of $1,000, $10,000 and $100,000, shall be substantially in the form set out in Article Six with such appropriate insertions, omissions, substitutions and variations and such distinguishing letters and numbers as the Trustee may approve.

     (2) The Series EY Debentures shall be dated as of June 13, 1996; shall mature June 13, 2001; shall bear interest from June 13, 1996 at the rate of 7¼% per annum, payable (after as well as before maturity and after as well as before default, with interest on overdue interest at the same rate) annually on June 13 in each year, commencing in 1997; shall entitle the holders thereof to Tax Indemnity in accordance with the provisions of section 3.03; shall be non-redeemable except as provided in Article Four hereof.

     (3) The payment of principal of, Tax Indemnity (if any) and interest on, the Series EY Debentures will be made in lawful money of Canada against surrender of the Series EY Debentures or, as the case may be, the appropriate coupon or coupons appertaining thereto, at the main office of the paying agent in Montréal or, at the holder’s option, at the specified office of any of the other paying agents maintained by the Corporation for the Series EY Debentures from time to time. Such payment will be made, subject to applicable laws and regulations, in Canadian dollars by cheque drawn on, or by transfer to a Canadian dollar account maintained by the holder with, any bank in Montréal.

     (4) In the case of any payment of principal, the Series EY Debentures must be surrendered for payment together with all unmatured coupons, if any, appertaining thereto, failing which the face value of the missing unmatured coupons will be deducted from the principal amount due for payment. Amounts so deducted shall be paid in the manner mentioned above against surrender of the

SECTION 3.02

relative missing coupons. Upon such surrender such coupons shall forthwith be cancelled by the Trustee.

     If the due date for payment of any amount of principal or interest in respect of any Series EY Debenture is not a business day in the place where the relevant Series EY Debenture or coupon, as the case may be, is surrendered or presented for payment (or, in the case of payment by way of transfer to a Canadian dollar account maintained with a bank in Montréal, if the due date for payment is not a business day in Montréal), then the holder thereof will not be entitled to payment of the amount due in such place (or, as the case may be, in Montréal) until the next following business day in that place (or, where appropriate, in Montréal), and will not be entitled to any further interest or other payment in respect of such delay. For the purposes of this subsection 3.02(4), “business day” means a day other than a day on which banks are authorized or required by law to close in the relevant place of payment (and, in the case of payment by way of transfer to a Canadian dollar account maintained with a bank in Montréal, in Montréal).

     (5) Subject to the provisions of section 5.01, the Corporation shall have the right to appoint paying agents in respect of the Series EY Debentures and to terminate the appointment of any such paying agent. The paying agents initially appointed by the Corporation as aforesaid are the main offices of Bank of Montreal in Montréal, Bank of Montreal in London as Principal Paying Agent, Générale Bank in Brussels and Banque Internationale à Luxembourg S.A. in Luxembourg.

     SECTION 3.03. Indemnity in Respect of Canadian Withholding Taxes.

     (1) The Corporation shall make all payments of principal of, and interest (including interest on amounts in default) on, the Series EY Debentures without withholding of or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied by or on behalf of the Government of Canada or any province or any other political subdivision thereof, or any authority or agency therein or thereof having power to tax unless such taxes, duties, assessments or governmental charges are required by law to be withheld or deducted.

     (2) If the Corporation is required to withhold or deduct any amount from the principal of, or interest (including interest on amounts in default) on, the Series EY Debentures on account of any taxes mentioned in subsection 3.03 (1), the Corporation shall, subject to its right to redeem all the Series EY Debentures as provided in Article Four hereof, pay such additional amounts as will result in the payment to the holders of the Series EY Debentures or the coupons appertaining thereto of the amount which would otherwise have been payable to them in respect of such Series EY Debentures or coupons (which additional amounts are herein

SECTION 3.03

called “Tax Indemnity”); provided, however, that no Tax Indemnity shall be payable with respect to any Series EY Debenture or coupon which is presented for payment:

     (a) by or on behalf of a holder who is liable to tax thereon by reason of his being connected with Canada otherwise than merely by the holding or ownership of such Series EY Debenture or coupon, or

     (b) more than 15 days after the Relevant Date, except to the extent that the holder thereof would have been entitled to Tax Indemnity on presenting the same for payment within such period of 15 days.

     For the purposes of this subsection 3.03 (2), the “Relevant Date” means the later of:

     (i) the date on which the payment in respect of such Series EY Debenture or coupon first becomes due and payable, and

     (ii) if the full amount of the moneys payable on such date has not been received prior to such date by the Principal Paying Agent or by the Trustee, the date on which notice is duly given to the holders of Series EY Debentures that such moneys have been so received.

     (3) Wherever in this Forty-Sixth Supplemental Trust Indenture there is mention, in any context, of payment of principal and/or interest (including interest on amounts in default) of, on or in respect of the Series EY Debentures, such mention shall be deemed to include mention of the payment of Tax Indemnity to the extent that, in such context, Tax Indemnity is, was or would be payable pursuant to the provisions of subsection 3.03 (2), and express mention of Tax Indemnity (if applicable) in any provisions hereof shall not be construed as excluding Tax Indemnity in those provisions hereof where such express mention is not made.

     SECTION 3.04. Issue of Series EY Debentures, Series EY Debentures, in interim or definitive form, to the aggregate principal amount of $150,000,000 may forthwith be executed by the Corporation and certified by or on behalf of the Trustee and delivered by the Trustee to, or upon the written order of, the Corporation, without the Trustee receiving any consideration therefor.

     In addition, Series EY Debentures, in interim or definitive form, to the aggregate principal amount of $350,000,000 may from time to time be executed by the Corporation and certified by or on behalf of the Trustee and delivered by the Trustee to, or upon the written order of, the Corporation, without the Trustee receiving any consideration therefor.

SECTION 3.05

     SECTION 3.05. Notice to Series EY Debentureholders. Unless herein otherwise expressly provided, any notice to be given hereunder to Series EY Debentureholders shall be deemed to be validly given if such notice is published once in the English language in (i) one leading London (England) daily newspaper and, so long as the Series EY Debentures are listed on the Luxembourg Stock Exchange and the regulations of such exchange so require, in one leading Luxembourg daily newspaper or, if either of such publications is not possible, in one other leading English language daily newspaper of general circulation in Europe and (ii) a daily newspaper of general circulation in each of the cities of Montréal and Toronto, each of such publications to be approved by the Trustee; provided that in the case of notice of redemption of the Series EY Debentures or notice convening a meeting of Series EY Debentureholders, the Trustee may require such additional publications of such notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of such holders, Article Twelve of the Original Trust Indenture being specifically modified in this regard.

SECTION 4.01
ARTICLE FOUR Redemption and Purchase of Series EY Debentures

     SECTION 4.01. Limitation on Redemption. The Corporation shall have no right to redeem the Series EY Debentures prior to maturity except as provided for in section 4.02.

     SECTION 4.02. Redemption for Taxation Purposes. If at any time while any Series EY Debentures are outstanding, the Corporation satisfies the Trustee that on the occasion of the next payment of interest on the Series EY Debentures, it would be obliged by the laws of Canada or any province or other political subdivision thereof or any authority or agency therein or thereof or by reason of the administration of such laws, to pay any Tax Indemnity pursuant to the provisions of section 3.03, the Corporation shall have the right, at its option, upon prior notice of not less than thirty (30) days nor more than sixty (60) days and otherwise in the manner provided in Article Four of the Original Trust Indenture, to redeem all (but not less than all) of the Series EY Debentures upon payment in lawful money of Canada of the principal amount thereof plus unpaid interest thereon accrued to the date fixed for redemption plus Tax Indemnity, if applicable.

     SECTION 4.03. Purchase of Series EY Debentures. The Corporation shall have the right at any time and from time to time to purchase for cancellation the Series EY Debentures in the open market, by tender or by private treaty at any price.

SECTION 5.01
ARTICLE FIVE Special Covenant Applicable to Series EY Debentures

     SECTION 5.01. Changes in Paying Agents. The Corporation covenants with the Trustee that, so long as any Series EY Debentures remain outstanding;

           (a) it will maintain a paying agent having a specified office in Montréal and, to the extent within its reasonable control, it will not appoint any paying agent or terminate the appointment of any paying agent for the Series EY Debentures on or less than twenty-one (21) days before or after the due date of any payment on or in respect of the Series EY Debentures;

           (b) so long as the Series EY Debentures are listed on the Luxembourg Stock Exchange and the regulations of such exchange so require, and subject to applicable laws and regulations, it will maintain a paying agent having a specified office in Luxembourg;

           (c) it will give to the holders of Series EY Debentures, in the manner provided in section 3.05, notice of the appointment, or of the termination of the appointment (whether by the Corporation or by resignation or in any other manner), or of any change in the specified office, of any paying agent for the Series EY Debentures, such notice to be published within the period of twenty-one (21) days preceding the next payment date in respect of the Series EY Debentures following the effective date of such appointment, termination or change, as the case may be; and

           (d) it will give written notice to the Trustee and to the Principal Paying Agent of the appointment, or of the termination of the appointment (whether by the Corporation or by resignation or in any other manner), of any paying agent for the Series EY Debentures prior to or forthwith upon such appointment or termination, as the case may be.

SECTION 6.01
ARTICLE SIX Forms of Series EY Debentures

     SECTION 6.01. Form of Temporary Global Series EY Debenture. The Series EY Debentures to be issued on the date hereof will be initially represented by a Temporary Global Debenture and the form thereof shall be substantially as follows:

TEMPORARY GLOBAL DEBENTURE	$ 150,000,000 (Canadian)

BELL CANADA (Incorporated under the laws of Canada)

7¼% DEBENTURES, SERIES EY, DUE 2001

     This Temporary Global Debenture is an interim Debenture without interest coupons in respect of a duly authorized issue of Debentures of Bell Canada (the “Corporation”) designated as specified in the title hereof (the “Series EY Debentures”), limited to an aggregate principal amount of $500,000,000 in lawful money of Canada and issued pursuant to an indenture dated as of July 1, 1976 between the Corporation and The Royal Trust Company, as Trustee (the “Trustee”) and indentures supplemental thereto including a Forty-Sixth Supplemental Trust Indenture dated as of June 13, 1996 (collectively, the “Indenture”).

     The Corporation, for value received, hereby acknowledges itself indebted and promises to pay to the bearer hereof on June 13, 2001, or on such earlier date as the principal hereof may become due in accordance with the provisions of the Indenture, the principal sum of one hundred and fifty million dollars ($150,000,000) in lawful money of Canada and to pay interest on the said sum from June 13, 1996 at the rate of 7¼% per annum in like money in arrears on June 13 in each year commencing on June 13, 1997 until payment of the said principal sum has been made or provided for, but only upon presentation and surrender of the Definitive Series EY Debentures hereinafter referred to, or the interest coupons appertaining thereto as such interest coupons shall severally mature, all as provided in the Indenture and the Definitive Series EY Debentures.

SECTION 6.01

     This Temporary Global Debenture is exchangeable in whole, or in part, for Series EY Debentures in the denominations of $1,000, $10,000 or $100,000 each in lawful money of Canada in definitive form with interest coupons attached (the “Definitive Series EY Debentures”) not earlier than on the date which is 40 days after the date of purchase of this Temporary Global Debenture (the “Exchange Date”), upon presentation to the Trustee of a certificate substantially in the form set forth in Annex A to this Temporary Global Debenture signed by Cedel Bank, société anonyme or Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System, dated not earlier than the Exchange Date, to the effect that it or they have received a certificate or certificates substantially in the form set forth in Annex B to this Temporary Global Debenture.

     Upon the request of the holder of this Temporary Global Debenture for the exchange of a portion or all of the Series EY Debentures represented by this Temporary Global Debenture, accompanied by a certificate in the form of Annex A, the Trustee will deliver, in full or partial exchange for this Temporary Global Debenture, Definitive Series EY Debentures in the aggregate principal amount (being not in excess of the principal amount of this Temporary Global Debenture) specified in such certificate or certificates.

     Upon any exchange of a part of this Temporary Global Debenture for Definitive Series EY Debentures, the portion of the principal amount hereof so exchanged shall be endorsed by the Trustee on the Schedule of Exchanges hereto, whereupon the principal amount hereof shall be reduced for all purposes by the amount so exchanged and endorsed.

     This Temporary Global Debenture is subject to all the terms and conditions of the Definitive Series EY Debentures and the provisions contained in the Indenture.

     Until fully exchanged for Definitive Series EY Debentures, this Temporary Global Debenture shall entitle the bearer hereof to rank for all purposes as a Debentureholder (as defined in the Indenture) and otherwise in respect of the Indenture to the same extent and in the same manner as though the said exchange had actually been made, except as otherwise provided herein.

     This Temporary Global Debenture shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

     This Temporary Global Debenture shall not become obligatory for any purpose until it is certified by or on behalf of the Trustee.

     IN WITNESS WHEREOF BELL CANADA has caused its corporate seal to be hereto affixed and this Temporary Global Debenture to be signed by two of its authorized officers and dated as of June 13, 1996.

SECTION 6.01
BELL CANADA
By:

(Authorized Officer)	(Authorized Officer)

(Seal)

******

(Form of Trustee’s Certificate) TRUSTEE’S CERTIFICATE

This Temporary Global Debenture is an interim Series EY Debenture issued under the Indenture within mentioned.

THE ROYAL TRUST COMPANY, Trustee
By:

Authorized Officer

SECTION 6.01
ANNEX A (Form of Certificate to the Trustee)
To: The Royal Trust Company c/o The R-M Trust Company Balfour House 390 High Road Ilford, Essex 1Gl 1NQ England

BELL CANADA Can. $150,000,000 7¼% Debentures, Series EY, Due 2001

     This is to certify that (i) we have received certificates substantially in the form attached hereto from member organizations appearing on our records as being entitled to any part of the Can. $150,000,000 principal amount of the Temporary Global Debenture of Bell Canada submitted herewith for exchange, and (ii) we are not submitting herewith for exchange any portion of such Temporary Global Debenture excepted in such certificates.

     We further certify that as of the date hereof we have not received any notification from any of the member organizations providing the certificates referred to in the foregoing clause (i) that the certification in respect of any part of the principal amount submitted herewith for exchange is no longer true or correct or cannot be relied upon.

     We hereby request that $ of the principal amount submitted herewith for exchange be issued as Series EY Debentures in definitive form.

     The undersigned understands that this certificate is required in connection with certain laws of Canada and of the United States of America. In accordance therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, the undersigned

SECTION 6.01
irrevocably authorizes you to produce this certificate or a copy thereof to any interested party in such proceedings.

DATED: ,19	Name:

By:
To be dated no earlier than the Exchange Date

SECTION 6.01

ANNEX B

(Form of Certificate to be delivered to either Cedel Bank, société anonyme or Euroclear by a beneficial owner of Series EY Debentures desiring to exchange his interest in the Temporary Global Debenture for Series EY Debentures in definitive form)

To: Cedel Bank, société anonyme
      or
      Morgan Guaranty Trust Company of New York
      (Brussels office), as operator of the
      Euroclear System

BELL CANADA Can. $150,000,000 7¼% Debentures, Series EY, Due 2001

     This is to certify that as of the date hereof, [except as set forth below,] the above-captioned Series EY Debentures held by you for our account (i) are owned by persons that are not citizens or residents of the United States, domestic partnerships, domestic corporations, or any estate or trust the income of which is subject to United States Federal income taxation regardless of its source (“United States persons”), (ii) are owned by United States person(s) that are (a) foreign branches of a United States financial institution (as defined in U.S. Treasury Regulations Section 1.165 -12(c) (1) (v) (“financial institutions”)) purchasing for their own account or for resale, or (b) United States person(s) who acquired the Series EY Debentures through foreign branches of United States financial institutions and who hold the Series EY Debentures through such United States financial institutions on the date hereof (and in either case (a) or (b), each such United States financial institution hereby agrees, on its own behalf or through its agent, that you may advise Bell Canada or its agent that it will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) are owned by United States or foreign financial institution(s) for purposes of resale during the restricted period (as defined in U.S. Treasury Regulations Section 1.163 -5(c)(2)(i)(D)(7)), and in addition if the owner of the Series EY Debentures is a United States or foreign financial institution described in clause (iii) above (whether or not also described in clause (i) or (ii)) this is to further certify that such financial institution has not acquired the Series EY Debentures for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions. This is to further certify that the Series EY

SECTION 6.01

Debentures held by you for our account are not owned by a resident of Canada other than such a resident who has purchased such portion of such Series EY Debentures in compliance with securities laws of Canada and any province or territory thereof.

     [This certificate excepts and does not relate to Can. $ [ ] principal amount of Series EY Debentures held by you for our account, as to which we are not yet able to certify beneficial ownership. The undersigned understand that delivery of Series EY Debentures in such principal amount cannot be made until we are able to so certify.]

     We undertake to advise you promptly by tested telex on or prior to the date on which you intend to submit your certification relating to the Series EY Debentures held by you for our account in accordance with your operating procedures, as applicable, if any statement herein is not correct on such date, and in the absence of any such notification it may be assumed that this certification applies as of such date.

     The undersigned understands that this certificate is required in connection with certain laws of Canada and of the United States of America. In accordance therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, the undersigned irrevocably authorizes you to produce this certificate or a copy thereof to any interested party in such proceedings.

Dated:
To be dated not earlier than 15 days prior to the Exchange Date	The account holder, as, or as agent for, the beneficial owners

SECTION 6.01
SCHEDULE OF EXCHANGES FOR DEFINITIVE SERIES EY DEBENTURES

The following exchanges of a part of this Temporary Global Debenture for Definitive Series EY Debentures have been made:
Amount Exchanged	Remaining Principal Amount of this Temporary Global Debenture	Date of Exchange	Authorized Signature of Trustee

SECTION 6.02
SECTION 6.02. Form of Series EY Debenture. The following is the form of Series EY Debenture referred to in subsection (1) of section 3.02:

Denomination	ISIN	Series	Serial No.	$	(Canadian)

BELL CANADA (Incorporated under the laws of Canada) 7¼% DEBENTURE, SERIES EY, DUE 2001

     BELL CANADA (hereinafter called the “Corporation”), for value received, hereby acknowledges itself indebted and promises to pay to the bearer hereof on June 13, 2001, or on such earlier date as the principal hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the principal sum of THOUSAND DOLLARS in lawful money of Canada on presentation and surrender of this Debenture at any of the places herein mentioned and to pay interest on the said principal sum from June 13, 1996 at the rate of seven and one quarter per cent (7¼%) per annum in like money in arrears on June 13 in each year, commencing on June 13, 1997, together with the Tax Indemnity herein mentioned, if applicable, upon presentation and surrender of the respective interest coupons appertaining hereto as they severally become due; and should the Corporation at any time make default in the payment of any principal of, or interest on, this Debenture or any Tax Indemnity, to pay interest on the amount in default at the same rate, in like money, at the same places and annually on the same date, together with Tax Indemnity, if applicable.

     Payment as aforesaid will be made against surrender of this Debenture or, as the case may be, the appropriate interest coupon or coupons appertaining hereto at the main office of the paying agent for such purpose in Montréal or, at the holder’s option, at the specified office of any of the other paying agents for such purpose maintained by the Corporation from time to time. Payments will be made, subject to applicable laws and regulations, in Canadian dollars by cheque drawn on, or by transfer to a Canadian dollar account maintained by the holder with, any bank in Montréal. The paying agents initially appointed by the Corporation as aforesaid are the main offices of Bank of Montreal in Montréal, Bank of Montreal in London (the “principal paying agent”), Générale Bank in Brussels and Banque Internationale à Luxembourg S.A. in Luxembourg. The Corporation has the right to terminate the appointment of any paying agent and to appoint other such paying agents upon the terms and subject to the conditions provided in the Indenture.

     If the Corporation is required to withhold or deduct any amount from the principal of, or interest (including interest on amounts in default) on, this Debenture on account of any present or future taxes, duties, assessments or

SECTION 6.02

governmental charges of whatsoever nature imposed or levied by or on behalf of the Government of Canada or any province or any other political subdivision thereof or any authority or agency therein or thereof having power to tax, the Corporation shall pay to the holder hereof such additional amounts (“Tax Indemnity”) as will result in the payment to the holder of this Debenture or to the holder of the respective coupons appertaining hereto of the amount which would otherwise have been payable in respect of this Debenture or such coupons; provided, however, that no Tax Indemnity shall be payable with respect to this Debenture or any coupon if presented for payment; (a) by or on behalf of a holder who is liable to tax thereon by reason of his being connected with Canada otherwise than merely by the holding or ownership of this Debenture or any coupon, or (b) more than 15 days after the Relevant Date (as hereinafter defined), except to the extent that such holder would have been entitled to Tax Indemnity on presenting the same for payment within such period of 15 days. For the foregoing purpose, the “Relevant Date” means the later of: (i) the date on which the payment in respect of this Debenture or any coupon appertaining hereto first becomes due and payable, and (ii) if the full amount of the moneys payable on such date has not been received prior to such date by the paying agent designated as the Corporation’s principal paying agent or by the Trustee, the date on which notice is duly given to the holders of Series EY Debentures that such moneys have been so received.

     This Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of an indenture (which indenture together with all instruments supplemental or ancillary thereto is herein referred to as the “Indenture”) dated as of July 1, 1976, between the Corporation and The Royal Trust Company, as Trustee (the “Trustee”). The 7¼% Debentures, Series EY, Due 2001 (herein sometimes referred to as the “Series EY Debentures”), of which this is one, are limited to an aggregate principal amount of $500,000,000 in lawful money of Canada and mature on June 13, 2001. The aggregate principal amount of Debentures of other series which may be issued under the Indenture is unlimited, but such Debentures may be issued only upon the terms and subject to the conditions provided in the Indenture.

     The Series EY Debentures are issuable only in bearer form in the denominations of $1,000, $10,000 and $100,000 in lawful money of Canada, and title thereto shall pass by delivery.

     This Debenture and all other Debentures certified and delivered under the Indenture rank equally and ratably without discrimination, preference or priority. This Debenture is an unsecured direct obligation of the Corporation. Reference is made to the Indenture for particulars of the rights of holders of Debentures and of the Corporation and of the Trustee in respect thereof and the terms and conditions

SECTION 6.02

upon which the Debentures are issued and held, to all of which the holder of this Debenture, by acceptance hereof, assents.

     The Series EY Debentures will not be redeemable prior to maturity unless the Corporation satisfies the Trustee that on the next payment of interest due in respect of the Series EY Debentures it would be obliged to pay any Tax Indemnity; in such event, the Corporation shall have the right, at its option, upon prior notice of not less than thirty (30) days nor more than sixty (60) days, to redeem all (but not less than all ) of the Series EY Debentures upon payment in lawful money of Canada of the principal amount thereof plus unpaid interest accrued to the date fixed for redemption and Tax Indemnity, if applicable.

     The right is reserved to the Corporation, subject to the terms and conditions set forth in the Indenture, to purchase Series EY Debentures in the open market, by tender or by private treaty at any price.

     Any notice, including notice of redemption, to the holders of Series EY Debentures shall be given by publication once in the English language in (i) one leading London (England) daily newspaper and, so long as the Series EY Debentures are listed on the Luxembourg Stock Exchange and the regulations of such exchange so require, in one leading Luxembourg daily newspaper or, if either of such publications is not possible, in one other leading English language daily newspaper of general circulation in Europe, and (ii) a daily newspaper of general circulation in each of the cities of Montréal and Toronto.

     The Corporation and the Trustee may deem and treat the bearer hereof and the bearer of any coupon appertaining to this Series EY Debenture as the absolute owner thereof for all purposes and neither the Corporation nor the Trustee shall be affected by notice to the contrary.

     In case an event of default, as defined in the Indenture, shall have occurred, the principal of and interest on all Debentures outstanding under the Indenture may be declared, and shall thereupon become, immediately due and payable, with the effects and subject to the conditions set forth in the Indenture. The Indenture contains provisions for the waiver of defaults and cancellation of declarations and provides the terms and conditions under which such waivers and cancellations may be made.

     The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the holders of a specified majority of Debentures outstanding.

SECTION 6.02

     The Indenture, this Series EY Debenture and the coupons appertaining hereto shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

     This Debenture and the coupons appertaining hereto shall not become obligatory for any purpose until this Debenture is certified by or on behalf of the Trustee for the time being under the Indenture.

     IN WITNESS WHEREOF BELL CANADA has caused its corporate seal to be hereto affixed and this Debenture to be signed by its President and its Corporate Secretary and dated as of June 13, 1996.

BELL CANADA
By:

(Corporate Secretary)	(President)

(Seal)

(Form of Trustee’s Certificate) TRUSTEE’S CERTIFICATE

This Debenture is one of the Series EY Debentures issued under the Indenture within mentioned.

THE ROYAL TRUST COMPANY, Trustee

By:

Authorized Officer

SECTION 6.02

(Form of Interest Coupon)

Coupon No. F

Can.$

Due on June 13,

BELL CANADA will pay to the bearer on June 13, , unless the undermentioned Debenture shall have been previously called for redemption and payment thereof duly provided for, the sum of Dollars which will include Tax Indemnity, if applicable, at any of the places herein referred to, being one year’s interest on its 7¼% Debenture, Series EY, Due 2001 referred to by the serial number printed below. Payment as aforesaid will be made in lawful money of Canada at the main office of the paying agent for such purpose in Montréal or, at the holder’s option, at the specified office of any of the other paying agents for such purpose maintained by the Corporation from time to time. Payment will be made, subject to applicable laws and regulations, in Canadian dollars by cheque drawn on, or by transfer to a Canadian dollar account maintained by the holder with, any bank in Montréal. The specified offices of the paying agents initially appointed are set out on the reverse hereof.

Vice-President

Coupon No.	Denomination	ISIN	Series	Serial No.

SECTION 6.02
(Form of Reverse Side of Interest Coupon) PAYING AGENTS
Bank of Montreal 11 Walbrook, 2nd Floor London, EC4N 8ED (principal paying agent)	Bank of Montreal 119 rue St-Jacques Montréal, Québec H2Y 1L6

Générale Bank Montagne du Parc 3 B-1000 Brussels	Banque Internationale à Luxembourg S.A. 69, route d’Esch L-1470 Luxembourg

SECTION 7.01
ARTICLE SEVEN Execution

     SECTION 7.01. Counterparts and Formal Date. This Forty-Sixth Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of June 13, 1996.

     IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BELL CANADA

(Signed) M. BUONAMICI	by: (Signed) V.W. SALVATI
Witness

(Signed) MARIA KUCHEL	and: (Signed) LOUIS O. RACINE
Witness
(Seal)
THE ROYAL TRUST COMPANY
— COMPAGNIE TRUST ROYAL

(Signed) L. DAVIN	by: (Signed) E. REINHOLD
Witness

(Signed) D. RAVES	and: (Signed) P. TREMBLAY
Witness
(Seal)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: February 24, 2006